

September 23, 2022

Ziyang Long
Chief Executive Officer
Republic Power Group Ltd.
158 Kallang Way #06-08
Singapore, Republic of Singapore S349245

      Re: Republic Power Group Ltd.
          Amendment No. 2 to Registration Statement on Form F-1
          Filed September 9, 2022
          File No. 333-266256

Dear Mr. Long:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-1 filed September 9, 2022

The Offering, page 6

1. Please provide us with your calculation supporting net proceeds from the offering of $13,675,700 after deducting underwriting discounts and estimated offering expenses payable. Ensure underwriting discounts and expenses related to this offering reconcile to detailed disclosures elsewhere in the filing.

Capitalization, page 26

2. Please supplementally provide us with a reconciliation of the change in pro forma as adjusted amounts. Ensure that the net proceeds used reconciles to the $13,675,700 net proceeds disclosed throughout the filing and in note (1) to the table.

<u>Dilution, page 27</u>

3. Please provide us with the calculation that supports the as adjusted net tangible book value after the offering of $16,665,320 as of December 31, 2021.

You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joan Wu